WellTek Incorporated

Suite 350 #1020, 485c US Highway 1 South

Iselin, NJ 0883

June 16, 2023

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, DC 20549

Attn: Brian Fetteroff

Re: Request for Qualification

Offering Statement on Form 1-A

Post Qualification Amendment No. 3

Filed May 31, 2023

File No. 024-12143

Ladies and Gentlemen:

On behalf of Welltek Incorporated (formerly CLStv Corp.), I hereby request qualification of the above referenced Offering Statement at 12:00 p.m. Eastern Time on June 22, 2023, or as soon thereafter as practicable.

The Division of Securities, State of Colorado has advised by letter dated July 16, 2023 (attached) that the registrant’s offering “is ‘Effective or Cleared for Sale’” in the State of Colorado, Colorado Division of Securities File Number 2022-90-750.

Please orally confirm the qualification of the Statement by contacting our attorney, Jackson L. Morris at 813-892-5969.

Very truly yours,

/s/ Allison James

Allison James

Chief Executive Officer

Attachment: Letter from the Colorado Division of Securities dated June 16, 2023